UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D




                    Under the Securities Exchange Act of 1934


                           First Pactrust Bancorp, Inc.
                           ---------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    33589V101
                                    ---------
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes Barre Blvd.
                        Wilkes Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 February 28,2005
                                 ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP No. 040175101

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Seymour Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

        NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                         274,793
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      274,793
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                           -0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%

14   TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 SCHEDULE 13D

CUSIP No. 040175101

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Evelyn Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!




                     SCHEDULE 13D

CUSIP No. 040175101

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jewelcor Management, Inc.
     Federal Identification No.  23-2331228

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                        274,793
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                    274,793
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See Itme 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  5.9%

14   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!






                                  SCHEDULE 13D

CUSIP No. 040175101

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     S.H. Holdings, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Delaware

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!






                                 SCHEDULE 13D

CUSIP No. 040175101

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jewelcor Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Pennsylvania

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of First Pactrust Bancorp, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 610 Bay Blvd, Chula Vista, CA 91910.

Item 2. Identity and Background.

            I. Item 2 (a) - (c), (f) This Schedule 13D is being filed jointly by the Reporting Persons.

            Jewelcor Management, Inc. ("JMI") is a Nevada corporation which is primarily involved in investment and management services. The address of the principal business and principal offices of JMI is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of JMI and their principal occupations and business addresses are set forth on Schedule I attached to this Schedule 13D. Seymour Holtzman, the Chairman, Chief
Executive and President of JMI, has sole voting and dispositive power with respect to the shares of Common Stock held by JMI.

            JMI is a wholly owned subsidiary of Jewelcor Incorporated, a Pennsylvania corporation ("Jewelcor"), which owns and manages commercial real estate. The address of the principal business and principal offices of Jewelcor is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of Jewelcor and their principal occupations and business addresses are set forth on Schedule II attached to this Schedule 13D.

            Jewelcor is a wholly owned subsidiary of S.H. Holdings, Inc., a Delaware corporation ("SHI"), which acts as a holding company. The address of the principal business and principal offices of SHI is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of SHI and their principal occupations and business addresses are set forth on
Schedule III attached to this Schedule 13D. Seymour Holtzman and Evelyn Holtzman, his wife,own, as tenants by the entirety, a controlling interest in SHI.

            Seymour Holtzman is a United States citizen whose business address is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. Mr. Holtzman's principal occupation is serving as Chairman of the Board of two public companies, Casual Male Retail Group, Inc. and MM Companies, Inc. He also serves as Chairman and Chief Executive Officer of each of JMI, C.D. Peacock, Inc., a Chicago retail jewelry establishment, and S.A. Peck & Company, a Chicago based retail and mail order jewelry company.

            Evelyn Holtzman is a United States citizen whose business address is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702.

	(d-e) During the last five years none of JMI, Jewelcor Inc., S.H. Holdings, Inc., Mr. Holtzman and Mrs. Holtzman, or, to the best of their knowledge, any person listed in Schedules I, II, and III attached hereto,
(i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            The purchases of 274,793 shares of Common Stock by JMI were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by its brokerage firms, National Financial Services and/or Spear, Leeds & Kellog, in the ordinary course of business. The amount of funds expended by JMI for such purchases (including brokerage commissions and related fees) was approximately $6,529,082.

Item 4. Purpose of Transaction.

       The shares of common stock covered by this Statement were acquired for the purpose of investment. The Reporting Persons filing this Statement may decide, jointly or individually, to purchase additional shares of the Common Stock or other securities of the Issuer.
In addition the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

Mr. Holtzman, as a representative of the Reporting Persons, may attempt to meet with the Board of Directors of the Issuer and the Issuer's management to review ways to maximize shareholder value. The review is expected to include conducting a comprehensive review and analysis of the potential value that could be achieved by the Issuer as an independent institution versus its possible value from a potential sale to a larger institution. Mr. Holtzman or the Reporting Persons may seek to add representatives of the Reporting Persons to the Board of Directors of the Issuer or submit proposals requesting that the Issuer take steps to pursue a sale or merger of the Issuer on terms that would enhance shareholder value.

Item 5. Interest in Securities of the Issuer.

          (a) and (b) As of March 10, 2005, the Reporting Persons owned an aggregate of 274,793 shares of Common Stock, representing approximately 5.9% of the outstanding shares of Common Stock based upon the 4,644,900 shares of Common Stock reported by the Issuer to be outstanding as of November 4, 2004 in its Form 10-Q filed with the SEC on November 9, 2004 for the period ending September 30, 2004.

            As of March 10, 2005, JMI beneficially owned an aggregate of 274,793 shares of Common Stock, representing approximately 5.9% of the outstanding shares of Common Stock. JMI has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Jewelcor and SHI may both be deemed to have indirect beneficial ownership of the 274,793 shares of Common Stock held by JMI. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, Seymour Holtzman and Evelyn Holtzman may both be deemed to have indirect beneficial ownership of the 274,793 shares of Common Stock held by JMI. Seymour Holtzman has sole voting and dispositive power over the shares of Common Stock held by JMI.


         The schedule attached as Exhibit 1 describes transactions in the Common Stock effected by the Reporting Persons during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            There are no contracts, arrangements or understandings among the Reporting Persons, or between any Reporting Person and any other person, with respect to the securities of the Issuer.


Item 7 of the Schedule 13D, "Material to be Filed as Exhibits,"


            Exhibit 1. Transactions in the Common stock of the Issuer during the past 60 days.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 10, 2005

                                       JEWELCOR MANAGEMENT, INC.

                                       By: /s/ Seymour Holtzman
                                          ----------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       JEWELCOR INCORPORATED

                                       By: /s/ Seymour Holtzman
                                          ----------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       S.H. HOLDINGS, INC.

                                       By: /s/ Seymour Holtzman
                                          ----------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       /s/ Seymour Holtzman
                                       -------------------------------
                                       Seymour Holtzman


                                       /s/ Evelyn Holtzman
                                       -------------------------------
                                       Evelyn Holtzman


                                                                                         Schedule I


               Directors and Officers of Jewelcor Management, Inc.(A)

Name and Position                      Principal Occupation              Principal Business Address
-----------------                      --------------------              --------------------------

Seymour Holtzman,                      Chairman, Chief Executive         100 North Wilkes Barre Blvd.
Chairman, Chief Executive Officer,     Officer, President                Wilkes Barre, Pennsylvania 18702
President                              Jewelcor Management, Inc.

Richard Huffsmith,                     Vice President/General Counsel,   100 North Wilkes Barre Blvd.
Vice President and                     Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania  18702
General Counsel

Joseph F. Litchman, Director           Consultant to                     100 North Wilkes Barre Blvd.
                                       Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702

Maria Sciandra, Corporate Secretary,   Corporate Secretary               100 North Wilkes Barre Blvd.
Director                               Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702

(A) All of the above Directors and Officers are US Citizens.


                                                                                       Schedule II


                 Directors and Officers of Jewelcor Incorporated (A)


Name and Position                      Principal Occupation              Principal Business Address
-----------------                      --------------------              --------------------------

Seymour Holtzman,                      Chairman, Chief Executive         100 North Wilkes Barre Blvd.
Chairman, Chief Executive Officer,     Officer, President                Wilkes Barre, Pennsylvania 18702
President                              Jewelcor Management, Inc.

Richard Huffsmith,                     Vice President/General Counsel,   100 North Wilkes Barre Blvd.
Vice President and                     Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania  18702
General Counsel

Joseph F. Litchman, Director,          Consultant to                     100 North Wilkes Barre Blvd.
Vice President and Treasurer           Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702

Maria Sciandra, Corporate Secretary,   Corporate Secretary               100 North Wilkes Barre Blvd.
Director                               Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702


(A) All of the above Directors and Officers are US Citizens.


                                                                                       Schedule III


                   Directors and Officers of SH Holdings, Inc. (A)

Name and Position                      Principal Occupation              Principal Business Address
-----------------                      --------------------              --------------------------

Seymour Holtzman,                      Chairman, Chief Executive         100 North Wilkes Barre Blvd.
Chairman, Chief Executive Officer,     Officer, President                Wilkes Barre, Pennsylvania 18702
President                              Jewelcor Management, Inc.

Richard Huffsmith,                     Vice President/General Counsel,   100 North Wilkes Barre Blvd.
Vice President and                     Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania  18702
General Counsel

Joseph F. Litchman, Director and       Consultant to                     100 North Wilkes Barre Blvd.
Treasurer                              Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702

Maria Sciandra, Corporate Secretary,   Corporate Secretary               100 North Wilkes Barre Blvd.
Director                               Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702

(A) All of the above Directors and Officers are US Citizens.